Exhibit 2.1

PURCHASE AGREEMENT

by and among

CORE ALASKA, LLC,

CONTANGO ORE, INC.,

and

SKIP SUB, INC.

Dated as of September 29, 2020

1

i

ii

iii

PURCHASE AGREEMENT
This Purchase Agreement (this “Agreement”) is made and entered into as of September 29, 2020 (the “Effective Date”), by and among CORE ALASKA, LLC, a Delaware limited liability company (“Seller”), CONTANGO ORE, INC., a Delaware corporation (“CORE”), SKIP SUB, INC., a Delaware corporation (“Buyer”).  CORE, Seller and Buyer sometimes are referred to in this Agreement collectively as the “Parties” and each individually as a “Party.”
RECITALS
A. Seller is a wholly-owned subsidiary of CORE.  Seller owns 60% of the issued and outstanding membership interests (such 60% interest, the “CORE Interests”) of Peak Gold, LLC, a Delaware limited liability company (the “Company”).
B. Royal Alaska, LLC, a Delaware limited liability company (“Royal Alaska”) and wholly-owned subsidiary of Royal Gold, Inc., a Delaware corporation (“Royal Gold”), owns the remaining 40% of the issued and outstanding membership interests of the Company (the “Royal Interests” and, together with the CORE Interests, the “Membership Interests”) and has served as the sole manager of the Company and had overall management responsibility for operations of the Company since its inception.
C. The activities of the Company are governed by the Company LLC Agreement.  Pursuant to the Company LLC Agreement, the Company conducts mineral exploration and development and related activities at the Peak Gold Project in the Fairbanks Mining District of Alaska.
D. Concurrent with the execution of this Agreement, Buyer has entered into a purchase agreement with Royal Gold (together with the schedules thereto, as may be amended, restated, or supplemented from time to time, the “Royal Purchase Agreement”), pursuant to which Buyer will purchase from Royal Gold, and Royal Gold will sell to Buyer, (i) 100% of Royal Alaska, which owns the Royal Interests and (ii) 809,744 shares of CORE common stock, par value US$0.01 per share (the “CORE Shares”) (collectively, the “Royal Transaction”).
E. Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, 30% of the Membership Interests (the “Purchased Interests”), on the terms and conditions set forth in this Agreement.
F. Prior to the execution of this Agreement, Royal Gold, Royal Alaska, CORE, Seller, the Company and Contango Minerals Alaska, LLC, an Alaska limited liability company (“NewCo LLC”) entered into that certain Separation and Distribution Agreement, dated September 29, 2020 (the “Distribution Agreement”). Pursuant to the terms of the Distribution Agreement, Royal Gold, Royal Alaska, CORE, Seller, the Company and NewCo LLC consummated the transactions contemplated by the Distribution Agreement, including the following: (a) the assets and liabilities identified in the Distribution Agreement were contributed by the Company to NewCo LLC, subject to the Option Agreement, (b) the Company distributed to Seller, which in turn distributed to CORE, all of the membership interests of NewCo LLC then held by the Company, and (c) the Company granted to Royal Gold the New Silver Royalty pursuant to the Restated Royalty Agreement (such transaction described in clauses (a) through (c) undertaken in accordance with the terms of this Agreement and the Distribution Agreement, the “Distribution”).

G. The Distribution occurred immediately prior to the consummation of the Royal Transaction, which is expected to occur concurrent with the Closing under this Agreement.
H. Buyer desires to prepay US$1,200,000 to Seller to compensate it for its share of future royalty payments the Company will be obligated to make pursuant to the New Silver Royalty that are attributable to Seller’s remaining interest in the Company after the sale of the Purchased Interests (the “Prepayment”).
AGREEMENTS
NOW, THEREFORE, in consideration of the foregoing premises and recitals, and the representations, warranties, covenants and other agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted by the Parties, and intending to be legally bound hereby, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS AND CERTAIN INTERPRETATIONS
Section 1.1 Definitions.  Unless the context otherwise requires, the following capitalized and other terms, when used in this Agreement, shall have the respective meanings specified below:
“1933 Act” means the Securities Act of 1933, as amended.
 “Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, however, that for clarity, neither Royal Gold nor Royal Alaska shall be considered an Affiliate of Seller or CORE for any purpose.
“Agreement” is defined in the preamble.
“Allocation Schedule” is defined in Section 2.7.
“Balance Sheet Date” is defined in Section 3.6.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Toronto, Ontario or Denver, Colorado.
“Buyer” is defined in the preamble.
“Buyer Indemnified Parties” means Buyer and its Affiliates and their respective Representatives, successors and assigns.

“Claim” means a claim, demand, action, suit, litigation, charge, plea, complaint, petition, appeal, proceeding, arbitration or assessment, an investigation of which the target has been notified, a dispute commenced, or a demand or other proceeding, in each case at Law or in equity (whether civil, criminal or administrative).
“Claim Response” is defined in Section 7.5(a).
“Claims Notice” is defined in Section 7.5(a).
“Closing” is defined in Section 2.3.
“Closing Date” is defined in Section 2.3.
“Code” means the Internal Revenue Code of 1986, as amended, and all regulations and guidance promulgated or issued pursuant thereto.
“Company” is defined in the recitals.
“Company Intellectual Property” is defined in Section 3.15(a).
“Company LLC Agreement” means that Limited Liability Company Agreement between Seller and Royal Alaska dated January 8, 2015, as amended by (a) that Amendment No. 1 to Limited Liability Company Agreement dated as of November 10, 2017, and (b) that Amendment No. 2 to Limited Liability Company Agreement dated as of January 18, 2019.
“Company Owned IP” means Intellectual Property owned by or exclusively licensed to the Company.
“Company Owned Registered IP” means all Company Owned IP that is registered or issued by a Governmental Authority or subject to a pending application for registration or issuance with a Governmental Authority.
“Confidentiality Agreement” means the Confidentiality Agreement dated as of April 30, 2020, by and between Kinross Gold Corporation, a corporation existing under the Business Corporations Act (Ontario) and CORE.
“Consent” means any consent, approval, order or authorization of, or any declaration, filing or registration with, or any applicable notice or report to, or any waiver by, or any other action (whether similar or dissimilar to any of the foregoing), of, by or with, any Person or Governmental Authority, which is necessary in order to take a specified action or actions in a specified manner and/or to achieve a specified result.
“Contract” means any legally binding mortgage, indenture, lease, contract, covenant, agreement, right, obligation, instrument, commitment, concession, franchise or license, whether written or oral.
“CORE” is defined in the preamble.

“CORE Interests” is defined in the recitals.
“CORE Representatives” is defined in Section 3.22.
“CORE Shares” is defined in the recitals.
“Data Room” means the electronic data room hosted at ansarada.com labeled “Project Ptarmigan” the index of documents of which is appended to the Disclosure Schedule. When used in any representation in Article III, references to information being made available in the “Data Room” means that such information has been made available in the Data Room as of the day prior to the date of this Agreement.
“Deductible” is defined in Section 7.2(b).
“Disclosure Schedule” means that document identified as the Disclosure Schedule, dated as of the date of this Agreement, delivered by Seller and CORE to Buyer in connection with this Agreement.
“Distribution” is defined in the recitals.
“Distribution Agreement” is defined in the recitals.
“Domain Names” means rights or licenses to internet domain names and applications and registrations therefor.
“Effective Date” is defined in the preamble.
“Employee Plan” means (a) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; and (b) each stock option plan, stock purchase plan, restricted stock plan, equity based plan, phantom stock plan, bonus or incentive award plan, profit sharing plan, severance pay or separation plan, program or arrangement, deferred compensation arrangement or agreement, retirement plan, program or arrangement, employment, termination or other agreement, executive compensation plan, program, agreement or arrangements, change in control or retention plan, program or arrangement, supplemental income arrangement, vacation and paid time off plan, medical, dental, life or disability plan, program or arrangement, and any other employee benefit plan, agreement, and arrangement, not described in (a) above, in each case which the Company, sponsors, contributes to or has any obligation to contribute to with respect to any current or former employee of the Company (or their spouses, dependents, or beneficiaries) or under which the Company has or may have any liability, whether direct or indirect (including any such plan or other arrangement previously maintained by the Company under which liabilities remain outstanding).
“Encumbrance” means any security interest, pledge, mortgage, lien (including any Tax lien), charge, encumbrance, adverse Claim, option, right of first refusal, easement, encroachment, reserve, servitude, indenture, deed of trust, right of way, license, lease, security agreement or restriction on transfer, excluding licenses of Intellectual Property.

“Environmental Claim” means any written Claim by any Governmental Authority or any Person made under or in accordance or connection with any Environmental Law.
“Environmental Law” means any Law relating to reclamation or restoration of property; abatement of pollution; protection of the environment; protection of wildlife, including endangered species and public health and safety (as it relates to exposure to Hazardous Materials); protection of cultural or historic resources; management, treatment, storage, disposal, or exposure to, Hazardous Materials; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Materials, to air, surface water and groundwater; and all other Laws relating to manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Materials.
“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, or exemption by a Governmental Authority required under or issued, granted, given, authorized by or made pursuant to any Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any person or entity treated as a single employer with the Company pursuant to Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.
“Estoppel Agreement” means that certain estoppel and agreement, dated September 29, 2020, obtained from Tetlin pursuant to Section 4.3 of the Tetlin Mineral Lease.
“Financial Statements” is defined in Section 3.6.
“GAAP” means United States generally accepted accounting principles.
“Governmental Authority” means any federal, state, local or any foreign or other government, governmental, regulatory, judicial or administrative authority, agency or commission or any court, tribunal or other judicial body; provided that Tetlin shall not be a Governmental Authority for any purpose under this Agreement.
“Governmental Fees” means all location fees, mining claim rental fees required under AS 38.05.211, payments in lieu of assessment work (if and to the extent required assessment work is not performed under AS 38.05.210), production royalty payments required under AS 38.05.212, and similar payments required by applicable Laws to locate and hold state mining claims, leasehold locations, and upland mining leases.
“Governmental Order” means any legally binding order, writ, judgment, award, injunction, decree, stipulation or determination of any Governmental Authority, magistrate, arbitrator or arbitration panel, including any bankruptcy court or judge.
“Hazardous Materials” means any chemical, material or substance defined or regulated as toxic, hazardous, infectious, explosive, radioactive, carcinogenic or mutagenic, or as a pollutant or contaminant, or as a waste, under any applicable Environmental Law and includes petroleum and petroleum products, asbestos containing materials and polychlorinated biphenyls, but excludes commercial cleaning products.

“Indebtedness” means (without duplication) the sum of all amounts owing by the Company to repay in full all amounts due and terminate all obligations (other than indemnity obligations that are not owing or outstanding) with respect to (a) all obligations for the payment of principal, interest, penalties, fees or other liabilities for borrowed money (including guarantees and notes payable) and collection costs thereof, incurred or assumed, (b) all obligations to reimburse the issuer of any letter of credit, surety bond, debentures, promissory notes, performance bond or other guarantee of contractual performance, in each case to the extent drawn or otherwise not contingent, (c) the capitalized portion of all obligations under direct financing leases and purchase money and/or vendor financing (in each case other than with respect to trade payables, accrued expenses, current accounts and similar obligations incurred in the ordinary course of business), (d) all obligations under any leases constituting capitalized leases in accordance with GAAP, (e) all indebtedness for the deferred purchase price of property or services and all earnouts and contingent payment obligations arising pursuant to any acquisition or divestiture, (f) all liabilities pursuant to or under any interest rate protection agreement and all hedging, derivative and swap liabilities, (g) all obligations secured by an Encumbrance on property owned or acquired by the Company, and (h) all guarantee or keep well obligations, including those in respect of obligations of the kind referred to in clauses (a) through (g) above.
“Indemnification Claim” is defined in Section 7.5(a).
“Indemnitee” is defined in Section 7.5(a).
“Indemnitor” is defined in Section 7.5(a).
“Insurance Policies” is defined in Section 3.19.
“Intellectual Property” means (a) patents, patent applications, and statutory invention registrations (including any continuations, continuations-in-part, divisions, extensions, provisionals, reexaminations, reissues, renewals and revisions), inventions, invention disclosures, moral and economic rights of authors and inventors (however denominated), discoveries, improvements, methods and processes; (b) copyrights, copyright registrations and applications for registration thereof, and other published and unpublished works of authorship, including audiovisual works, collective works, software, compilations, databases, derivative works, literary works, mask works, and sound recordings; (c) trademarks, service marks, trade dress, trade names, and other indicia of origin, trademark and service mark registrations and applications for registrations thereof, corporate and business names and other source identifiers, trade names, trade dress, logos, and brand names, together with all goodwill associated therewith; (d) trade secrets to the extent protected by Law, technical data, customer lists, know-how, mask works, formulae, methods (whether or not patentable), designs, processes and procedures, and databases and data collections; and (e) Domain Names, uniform resource locators and other unique digital properties, including social media accounts, screen names, avatars, handles, and followers and the internet sites corresponding thereto.

“Knowledge of Seller” or “Knowledge” means the actual knowledge of the persons set forth in Section 1.1(a) of the Disclosure Schedule.
“Law” means any constitution, treaty, statute, law, ordinance, regulation, rule, code, or other requirement of any Governmental Authority.
“Leased Real Property” means the real property covered by the Tetlin Mineral Lease.
“Liability” means, with respect to any Person, any liability, obligation, debt, commitment or guaranty of such Person of any kind or nature, whether known or unknown, accrued or unaccrued, absolute or contingent, asserted or unasserted.
“Losses” means all losses, Liabilities, damages, costs, awards, penalties, fines, fees, settlement amounts, and expenses (including reasonable attorneys’ fees and expenses), including but not limited to interest which may be imposed in connection therewith, expenses of investigation, reasonable fees and disbursements of experts.
“Material Contract” means each of the following Contracts:
(a) any Contract that (i) involves unpaid amounts to or from the Company in excess of US$100,000 in any 12-month period, (ii) involves aggregate unpaid payments to or from the Company in excess of US$250,000, or (iii) cannot be cancelled by the Company without penalty on not more than 60 days’ notice;
(b) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts to which the Company is a party or by which the Company is bound relating to the borrowing of money that is outstanding or may be incurred on the terms thereof, including any Contracts evidencing or otherwise relating to Indebtedness, other than accounts receivables and payables in the ordinary course of business;
(c) any Contract relating to the disposition or acquisition by the Company of any asset not in the ordinary course of business;
(d) any Contract creating an Encumbrance (other than Permitted Encumbrances) on any assets of the Company;
(e) any Contract for the grant of any option, right of first refusal or similar preferential right to purchase any material assets or properties of the Company;
(f) any partnership, joint venture or similar Contract;
(g) any lease (whether of real or personal property) involving payments by the Company in excess of US$10,000 in any 12-month period;
(h) any Contract that contains a “requirements” provision or other provision obligating a Person to purchase a minimum amount of any product or service from any other Person;

(i) any Contract that limits or restricts the freedom of the Company to compete in any line of business or with any Person or in any geographic area or to solicit for employment or hire any Person, including any Contract containing an “area of interest” or similar geographic limitation on the acquisition of property by the Company;
(j) any Contract under which the Company is obligated to guaranty obligations of any Person;
(k) any staffing service agreement by which any Person provides personnel to the Company;
(l) any Contract that provides for any severance, change of control or retention arrangement, including with any independent contractor to the Company;
(m) any outstanding general or special powers of attorney executed by or on behalf of the Company;
(n) any Contract relating to the settlement of any pending Claim;
(o) any Contract with any Governmental Authority (excluding any Permits);
(p) shareholder agreements, voting agreements or other agreements relating to the transfer or voting of shares or other equity interests of the Company (excluding the Company LLC Agreement);
(q) any Contract between the Company and any Affiliate of the Company (excluding confidentiality agreements executed by Royal Alaska or Seller on behalf of the Company);
(r) any hedging, futures, options or other derivative Contract;
(s) any Contract with Tetlin, including the Tetlin Mineral Lease;
(t) the Royalty Agreement; and
(u) all easements or rights-of-way granted to the Company by any third party (excluding any lease for Leased Real Property).
“Membership Interests” is defined in the recitals.
“NewCo Assets” means the Transferred Assets other than the State Claims.
“NewCo LLC” is defined in the recitals.
“New Silver Royalty” means the additional production royalty on silver payable to Royal Gold pursuant to the Restated Royalty Agreement.
“Option Agreement” means that certain Option Agreement, dated the date hereof, between NewCo LLC and the Company.

“Parties” and “Party” are defined in the preamble.
“Permit” means any permit (including occupancy permit), certificate, license, franchise, registration, variance, exemption, order, consent or authorization issued or granted by any Governmental Authority.
“Permitted Encumbrances” means (a) Encumbrances for Taxes, assessments, charges, levies or other Claims not yet due and payable; (b) Encumbrances for Taxes, assessments, charges, levies or other Claims the validity of which are being contested in good faith and which are described in Section 1.1(b) of the Disclosure Schedule; (c) mechanics, carriers’, workmen’s, repairmen’s and other statutory liens or similar Encumbrances that do not materially detract from the value of, or impair the use of, any of the assets of the Company; (d) easements, rights of way, and Encumbrances arising under applicable Laws, including by-laws, regulations, ordinances and similar instruments relating to development and zoning; (e) rights reserved to any Governmental Authority to regulate any assets or property of the Company, including all existing Permits; (f) the Royalties; (g) rights reserved by or granted to Tetlin under the Tetlin Mineral Lease; (h) rights and other Encumbrances reserved to or granted by Seller or Royal Alaska under the Company LLC Agreement; (i) Encumbrances created by this Agreement or any Related Agreement; (j) the Reclamation Bonds; (k) Encumbrances granted in the ordinary course of business to a public utility; (l) all rights reserved to or vested in any Governmental Authority by the terms of any mineral rights or other real property rights (including the right to terminate such mineral rights or real property rights or to require annual or periodic payments as a condition of the continuance thereof); (m) matters of public record on file in the Fairbanks Recording District as of the Effective Date; and (n) other imperfections of title or Encumbrances that do not materially detract from the value of, or materially impair the use of, any of the assets of the Company (other than the Tetlin Mineral Lease, but without limiting the application of clauses (a) through (l) to the Tetlin Mineral Lease).
“Person” means any individual, entity, association, trust, unincorporated organization, Governmental Authority, Tetlin or other entity.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period up to and including the Closing Date.
“Prepayment” is defined in the recitals.
“Prior Estoppel Agreement” is defined in Section 3.9(b).
“Proceeding” is defined in Section 8.9.
“Proportionate Share” means the percentage obtained by dividing the Purchased Interests by the total Membership Interests to be purchased by the Buyer pursuant to this Agreement and the Royal Purchase Agreement.
“Purchased Interests” is defined in the recitals.
“Real Property” means (a) the Leased Real Property, (b) the State Claims, (c) any other real property currently owned, leased or operated by the Company, and (d) any other real property owned, leased or operated by the Company as of immediately prior to the transactions contemplated by the Distribution Agreement.

“Reclamation Bonds” is defined in Section 3.16(b).
“Related Agreements” means the Royalty Agreement, the Restated Royalty Agreement, the Distribution Agreement, and the Option Agreement.
“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).
“Representative” means, with respect to any Person, any and all directors, officers, managers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.
“Response Period” is defined in Section 7.5(a).
“Responsible Party” is defined in Section 7.5(b).
“Restated Royalty Agreement” means that Omnibus Second Amendment and Restatement of Royalty Deeds and Grant and Deed of Additional Royalty between the Company and Royal Gold, dated September 29, 2020.
“Royalty” or “Royalties” is defined in Section 3.13(e).
“Royalty Agreement” means the Omnibus Amendment and Restatement of Royalty Deeds and Grant and Deed of Additional Royalty between the Company and Royal Gold, as amended.
“Royal Alaska” is defined in the recitals.
“Royal Gold” is defined in the recitals.
“Royal Interests” is defined in the recitals.
“Royal Purchase Agreement” is defined in the recitals.
“Royal Transaction” is defined in the recitals.
“Seller” is defined in the preamble.
“Seller Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Authority and Enforceability); Section 3.3 (Organization and Qualification); Section 3.4 (Capitalization); Section 3.5 (Subsidiaries); Section 3.24 (Brokers); Section 4.1 (Organization); Section 4.2 (Authority and Enforceability); Section 4.4 (Purchased Interests) and Section 4.7 (Brokers).

“Seller Indemnified Parties” means Seller and its Affiliates and their respective Representatives, successors and assigns.
“Seller Material Adverse Effect” means any event, occurrence, fact, condition, development, change or circumstance that, individually or in the aggregate, has resulted, or would reasonably be expected to result, in a material adverse effect on the condition (financial or otherwise), assets, liabilities, or results of operations of the Company, CORE, or Seller, or the value of the Purchased Interests; provided that “Seller Material Adverse Effect” shall not include any event, occurrence, fact, condition, development, change or circumstance arising out of or attributable to: (A) general economic or political conditions in the United States; (B) changes or developments that affect generally the mining business (including changes in commodity prices, general market prices and regulatory changes affecting the industry); (C) any changes in financial, banking or securities markets generally, including changes in interest rates and changes in exchange rates for the currencies of any countries; (D) any act of war by or against, or an escalation of hostilities involving, or an act of terrorism against, the United States; (E) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other weather conditions or epidemic, pandemic or disease outbreak (including the COVID-19 virus); (F) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the transactions contemplated hereby); (G) compliance with the terms of, or the taking of any action expressly required by this Agreement; or (H) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof); provided further, however, that in the cases of the foregoing clauses (A) through (E) and clause (H), to the extent such matters disproportionately adversely affect the Company and its subsidiaries, taken as a whole, as compared to other similarly situated participants in the mining or mine finance industry, such adverse effects may be taken into account when determining whether a “Seller Material Adverse Effect” has occurred.
“Seller Taxes” means (a) any and all forms of income Taxes of Seller or CORE imposed under applicable law as a result of the ownership of the CORE Interests for any Pre-Closing Tax Period (with the portion of any Straddle Period treated as a Pre-Closing Tax Period determined in accordance with Section 6.4(d)); (b) any and all income taxes imposed on the Company, or for which the Company may otherwise be liable, for any Pre-Closing Tax Period (with the portion of any Straddle Period treated as a Pre-Closing Tax Period determined in accordance with Section 6.4(d)); (c) any and all Taxes relating to Transfer Taxes allocated to Seller or CORE as provided for in Section 6.4(e); (d) any and all forms of income Taxes of any affiliated, consolidated, combined or unitary group (or any member thereof, other than the Company) of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date by reason of Treasury Regulations Section 1.1502-6 or any analogous or similar foreign, state or local Law; (e) any and all forms of income Taxes of any other Person for any Pre-Closing Tax Period (with the portion of any Straddle Period treated as a Pre-Closing Tax Period determined in accordance with Section 6.4(d)) for which the Company is or has been liable as a transferee or successor, by contract, or otherwise; provided, however, that with respect to clauses (b), (d) and (e) above, only the Tax Proportionate Share of any Tax described in such clause will constitute Seller Taxes.

“State Claims” means those State of Alaska unpatented mining claims described in Exhibit A attached hereto.
“Straddle Period” means a Tax period that commences on or before the Closing Date and that ends after the Closing Date.
“Survival Date” is defined in Section 7.1.
“Tax Proportionate Share” means the percentage obtained by dividing the CORE Interests by the total Membership Interests immediately prior to the Closing.
“Tax Returns” means any report, return, election, document, estimated Tax filing, declaration, claim for refund, information return, or other form filed or required to be filed with respect to Taxes.
“Taxes” means any and all taxes, duties and other assessments in the nature of a tax and imposed by any Governmental Authority, including net income, gross income, license, payroll, employment, excise, severance, occupation, premium, windfall profits, ad valorem, environmental, capital stock, franchise, profits, payroll or employment or other withholding, health insurance, social security (or similar), unemployment, disability, real property, personal property, abandoned property, forfeitures, escheat, alternative or add-on minimum or estimated taxes, including any related interest, fines or penalties.
“Tetlin” means the Native Village of Tetlin, a federally recognized Indian tribe organized pursuant to the Indian Reorganization Act, 25 U.S.C. § 476, under a Constitution and By-Laws approved on May 15, 1939, and ratified on March 20, 1940.
“Tetlin Mineral Lease” means the Mineral Lease between Tetlin and the Company dated as of July 15, 2008, as amended by (a) that Amendment No. 1 to Mineral Lease dated effective October 1, 2009, (b) that Amendment No. 2 to Mineral Lease dated effective June 1, 2011, (c) that Amendment No. 3 to Mineral Lease dated effective July 1, 2011, (d) that Amendment No. 4 to Mineral Lease dated effective December 3, 2012, and (e) that Amendment No. 5 to Mineral Lease dated effective April 1, 2013.
“Third Party Claim” is defined in Section 7.5(b).
“Transfer Taxes” is defined in Section 6.4(e).
“Transferred Assets” is defined in the Distribution Agreement.
“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under the Code.
Section 1.2   Other Interpretive Provisions.  With reference to this Agreement, unless otherwise specified herein, the following interpretive provisions shall apply: (a) the meanings of defined terms are equally applicable to the singular and plural forms of such defined terms; (b) the words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision hereof; (c) Article, Section and Exhibit references are references to the articles, sections and exhibits of this Agreement; (d) the term “including” is by way of example and not a limitation; (e) the term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form; (f) in the computation of periods of time from a specified date to a later specified date, (i) the word “from” means “from and including;” (ii) the words “to” and “until” each mean “to but excluding;” (iii) the word “through” means “to and including” and (iv) the word “within” means “from and through” the specified days; (g) Article and Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Agreement; (h) references to any agreement or instrument referred to herein means such agreement or instrument as amended, modified, replaced or supplemented from time to time to the extent permitted by the applicable provisions thereof; (i) references to any Governmental Authority include any successor to that Governmental Authority; (j) references to any Law are to the Law as amended, modified, supplemented or replaced from time to time, and to any section of any Law are to any successor to the section; and (k) references to “US$” and “USD” are references to United States dollars.  Notwithstanding anything herein to the contrary, if the date on which any action is to be taken, performance or payment is to be made, or notice is to be delivered, pursuant to this Agreement is not a Business Day, then the action shall be taken, payment or performance shall be made, or the notice shall be delivered, on the next succeeding Business Day with the same force and effect as if made on such preceding Business Day without breach or other penalty hereunder.

Section 1.3   Exhibits.  The Exhibits to this Agreement are incorporated herein and form an integral part hereof.  If an Exhibit is a form of agreement, such agreement, when executed and delivered by the parties thereto, shall constitute a document independent of this Agreement.
ARTICLE II
PURCHASE AND SALE
Section 2.1   Purchase and Sale of the Purchased Interests.  At the Closing, Seller shall sell and transfer to Buyer, free and clear of any and all Encumbrances (other than restrictions on subsequent transfer by Buyer under applicable state and federal securities Laws and rights and other Encumbrances reserved or granted under the Company LLC Agreement), and Buyer shall purchase from Seller, the Purchased Interests.
Section 2.2   Consideration.  At the Closing, Buyer shall (a) pay to Seller the cash amount equal to US$31,200,000, by wire transfer of immediately available funds, (b) cause the CORE Shares to be delivered to Seller, who will immediately distribute them to CORE to be held in treasury, and (c) deliver to Seller the Prepayment cash amount equal to US$1,200,000 by wire transfer of immediately available funds, for the Prepayment, subject to adjustment in accordance with Section 4.13 of the Amended and Restated Limited Liability Company Agreement of the Company.
Section 2.3   Closing.  The consummation of the transactions contemplated hereby (the “Closing”) shall occur simultaneously with the execution of this Agreement (the day on which the Closing takes place being referred to herein as the “Closing Date”) through the delivery and exchange by electronic mail in PDF or similar format between the Parties of all documents required to close the transactions contemplated by this Agreement on such date.

Section 2.4   Closing Deliveries of Seller.  At the Closing, Seller shall deliver, or cause to be delivered, to Buyer or its designee:
(a) an instrument of transfer in respect of the Purchased Interests duly executed by Seller;
(b) good standing certificate (or its equivalent) of the Company as of a recent date from the Secretary of State of the State of Delaware;
(c) a non-foreign affidavit from Seller and CORE, in form and substance reasonably acceptable to Buyer, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required by Sections 1445 and 1446(f) of the Code and the related Treasury Regulations stating that Seller is not a “foreign person” as defined in Sections 1445 and 1446(f) of the Code;
(d) executed certificates of the secretaries or assistant secretaries (or other authorized Person) of Seller and CORE, dated as of the Closing Date, which certify that attached thereto are true and complete copies of all resolutions adopted by the governing bodies of Seller and CORE authorizing the execution, delivery and performance of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby; and
(e) the Estoppel Agreement, duly executed by Tetlin.
Section 2.5   Closing Deliveries of Buyer.  At the Closing, Buyer shall deliver, or cause to be delivered to Seller, or at its direction to CORE:
(a) a cash amount equal to US$31,200,000 by wire transfer of immediately available funds;
(b) evidence of the transfer of the CORE Shares reasonably acceptable to Seller;
(c) a cash amount equal to US$1,200,000 by wire transfer of immediately available funds; and
(d) an executed certificate of the secretary or an assistant secretary (or equivalent officer) of Buyer, dated as of the Closing Date, which certifies that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the other agreements and documents to be entered into by Buyer pursuant to this Agreement and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby.
Section 2.6    Withholding Taxes. Subject to Seller providing to Buyer at least one (1) day before the Closing the non-foreign affidavit described and required to be delivered pursuant to Section 2.4(c), above, Buyer, Seller and CORE agree that no withholding shall be required under the Code with respect to the payment of consideration pursuant to Section 2.2.

Section 2.7   Allocation for U.S. Federal Income Tax Purposes. Buyer, Seller and CORE agree that any amounts treated as consideration for U.S. federal income Tax purposes shall be allocated among the assets of the Company in accordance with Section 751(a) of the Code and substantially as described in Section 2.7 of the Disclosure Schedule, as such schedule may be updated with the mutual consent of the Parties (the “Allocation Schedule”).  The Parties shall agree to a final Allocation Schedule within ninety (90) days following the Closing, and any dispute with respect to the final Allocation Schedule shall be submitted to an independent accountant whose fees shall be paid equally by the parties.  The Allocation Schedule shall be revised in a manner consistent with Section 751(a) of the Code to take into account any adjustments to the consideration under this Agreement, including any indemnification payments under Article VII.  The Parties shall not take any U.S. income Tax position (whether in audits, on Tax Returns, or otherwise) that is inconsistent with the Allocation Schedule unless required to do so by applicable Law.
ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
Seller and CORE, jointly and severally, hereby represent and warrant to Buyer in respect of the Company as follows:
Section 3.1   Authority and Enforceability.  Subject to the valid approval by Royal Alaska of the Company’s entry into each Related Agreement: (a) the Company has all requisite limited liability company power and authority to execute, deliver and perform the Related Agreements and to consummate the transactions contemplated thereby, (b) the execution, delivery and performance by the Company of the Related Agreements and the consummation of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company and no further action is required on the part of the Company to authorize the execution, delivery and performance by the Company of the Related Agreements and the consummation of the transactions contemplated thereby, and  (c)  each of the Related Agreements has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.
Section 3.2   No Conflict; Consents and Approvals.
(a) Subject to the valid approval by Royal Alaska of the Company’s entry into each Related Agreement, the execution, delivery and performance by the Company of each Related Agreement and the consummation of the transactions contemplated thereby, do not and will not: (i) conflict with or violate the Company LLC Agreement or other organizational documents of the Company; (ii) conflict with or violate any Law applicable to the Company or its businesses or by which the Company or any of its assets are bound; (iii) result in a breach of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, impair the Company’s rights or alter the rights or obligations of any third party under, result in or give to others any rights of termination, suspension, revocation, amendment, or cancellation of, or acceleration of the performance required by, any Material Contract; or (iv) result in the creation of an Encumbrance other than a Permitted Encumbrance on any of the assets of the Company.

(b) Except as set forth in Section 3.2(b) of the Disclosure Schedule, no Consent from any Governmental Authority is required to be obtained or made by the Company in connection with the execution, delivery and performance by Seller or CORE of this Agreement or the consummation of the transactions contemplated hereby.
(c) Except as set forth in Section 3.2(c) of the Disclosure Schedule, the Company will not be required to make any filing with or give any notice, or obtain any Consent, pursuant to any Material Contract in connection with the execution, delivery and performance by Seller or CORE of this Agreement or the consummation of the transactions contemplated hereby.
Section 3.3   Organization and Qualification.  The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Copies of the organizational documents of the Company, including each amendment thereto, are in the Data Room and are true, complete and in effect as of the date hereof.  The Company is not in violation of its organizational documents in any material respect.  The Company (a) has all necessary limited liability company power and authority to own its assets and to carry on its business as conducted on the date hereof and (b) is duly qualified to conduct its business and is in good standing in each jurisdiction in which the assets owned or leased by it or the operation of its business makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Seller Material Adverse Effect.
Section 3.4   Capitalization.
(a) Seller holds 60% of the Membership Interests, subject to all terms and conditions of the Company LLC Agreement.  Except for the CORE Interests and the Royal Interests, there are no other issued and outstanding membership interests, profits interest or other equity interests of the Company.
(b) There are no pre-emptive or other outstanding rights, options, warrants, conversion rights, unit appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments under which the Company is or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or dispose of, any equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any equity interests, of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
(c) The Purchased Interests are not subject to any voting trust agreement or similar arrangement relating to the voting of such Purchased Interests other than the Company LLC Agreement.
Section 3.5   Subsidiaries.  The Company does not have and has never had any subsidiaries, other than NewCo LLC.

Section 3.6   Financial Information.  Attached as Section 3.6 of the Disclosure Schedule are copies of (a) the unaudited balance sheet of the Company as of December 31, 2019 (the “Balance Sheet Date”) and related unaudited statements on income and cash flows for the period then ended, and (b) the audited balance sheet of the Company as of June 30, 2020 and the related audited statements on income and cash flows (collectively, the “Financial Statements”).  The Financial Statements have been prepared in accordance with the books and records of the Company and GAAP (other than the existence of notes and year-end adjustments, which will not individually or in the aggregate be material) applied on a consistent basis throughout the periods indicated. The Financial Statements present fairly, in all material respects, the consolidated financial condition and operating results of the Company as of the dates, and for the periods, indicated therein.  All of the books, records, and accounts of the Company are maintained in accordance with good business practice and all applicable Laws, accurately present and reflect in all material respects all of the transactions therein described, and are reflected accurately in the Financial Statements.
Section 3.7   Absence of Undisclosed Liabilities.  The Company does not have any Liabilities that are required to be recorded or reflected on its balance sheet under GAAP, other than Liabilities (a) reflected in, reserved against or described in the Financial Statements; (b) set forth in Section 3.7 of the Disclosure Schedule; or (c) incurred in the ordinary course of business subsequent to the Balance Sheet Date and which (i) are not and would not reasonably be expected to be material to the Company and (ii) are not liabilities for breach of contract, breach of warranty, tort, violation of Law or lawsuit.
Section 3.8   Absence of Certain Changes or Events.  Since the Balance Sheet Date, (a) there has not been any Seller Material Adverse Effect, and (b) except as set forth in Section 3.8 of the Disclosure Schedule or as contemplated in this Agreement or the Related Agreements, the Company has (i) conducted its businesses only in the ordinary course of business in all material respects and (ii) not taken or had occur any of the following actions or events:
(a) authorized for issuance, issued, sold, granted, pledged, delivered, transferred or assigned or agreed or committed to issue, sell, grant, pledge, deliver, transfer or assign any Membership Interests or other form of ownership interests of the Company or any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire any of the foregoing, or permit any Encumbrance to be imposed on any Purchased Interests or other form of ownership interests of the Company;
(b) split, combined, redeemed, subdivided, reclassified, purchased or otherwise acquired directly, or indirectly, any Membership Interests or any other ownership interests of the Company;
(c) acquired by merger or consolidation with, or purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person;
(d) made, declared, set aside or paid any distribution (whether in cash, stock or property) in respect of, any equity securities of the Company;
(e) sold, transferred, leased, licensed, assigned, pledged, encumbered or otherwise disposed of any of the assets of the Company, other than dispositions of obsolete equipment with not more than de minimis value or any other disposition in the ordinary course of business; provided, however, that, except as described in Section 3.8 of the Disclosure Schedule, and as contemplated pursuant to the Distribution Agreement, there have been no dispositions of all or any portion of the State Claims or the Tetlin Mineral Lease;

(f) acquired properties or assets outside the ordinary course of business;
(g) purchased or leased (as lessor or lessee), or entered into any Contract for the purchase or lease (as lessor or lessee) of, any real property;
(h) made any change in any method of accounting or accounting practice or principle of the Company other than those required by GAAP or applicable Law;
(i) made or changed any material Tax election, filed any material Tax Return other than on a basis consistent with past practice, filed any amended Tax Return, adopted or changed any material accounting method for Tax purposes (unless required by Law), settled any material Tax claim or assessment relating to the Company, or surrendered any material right to claim a refund for Taxes;
(j) hired any Person as an employee or appointed any person as an officer;
(k) entered into or renewed any Contracts containing, or otherwise subjecting the Company to, any material restrictions on the operation of the business of the Company in the ordinary course of business following the Closing;
(l) made any loans, advances or capital contributions to, or investments in, any other Person;
(m) amended the Company LLC Agreement or other organizational documents of the Company;
(n) adopted a plan of complete or partial liquidation or dissolution;
(o) filed a petition in bankruptcy under any provisions of bankruptcy Law on behalf of the Company or consent to the filing of any bankruptcy petition against the Company;
(p) created, incurred, assumed, guaranteed, endorsed or otherwise became liable for any Indebtedness for borrowed money or guaranteed any such Indebtedness of another Person other than in connection with the financing of the operations of the Company in the ordinary course of business;
(q) mortgaged, pledged, or subjected to any Encumbrance (other than Permitted Encumbrances) any Real Property or other assets or properties of the Company; or
(r) entered into any Contract or binding letter of intent with respect to, or otherwise committed or agreed, whether or not in writing, to do any of the actions described in Section 3.8(a)-(q).

Section 3.9       Legal Proceedings.

(a) Except as set forth in Section 3.9 of the Disclosure Schedule, (i) no material Claims by or against the Company are pending, or to the Knowledge of Seller, threatened, and (ii) there are presently no outstanding or unsatisfied Governmental Orders against the Company.  To the Knowledge of Seller, no Claim by or against the Company is pending or threatened, which seeks to delay or prevent the consummation of, or which would reasonably be expected to materially adversely affect, the ability of Seller, CORE or the Company to consummate the transactions contemplated by this Agreement.
(b) (i) In connection with formation of the Company, CORE and Tetlin entered into an Estoppel and Agreement, dated as of October 2, 2014 (the “Prior Estoppel Agreement”), certifying certain matters relating to the validity and good standing of the Tetlin Mineral Lease; and (ii) since entry into the  Prior Estoppel Agreement, the Company has not received from Tetlin any written notices (1) alleging a violation by the Company of any Law or Tetlin law or any Permit or permit issued under Tetlin law, or of any fine or penalty in connection with the same or (2) any assertion of Tetlin authority to condemn or otherwise expropriate any portion of the real property subject to the Tetlin Mineral Lease.
Section 3.10   Compliance with Laws.  The Company is, and has at all times since its formation been, in material compliance with all Laws applicable to the Company or its assets, properties, businesses or operations, and no written notices have been received by Seller, CORE or the Company alleging a material violation of any such Laws.  There are no outstanding fines imposed on the Company by any Governmental Authority, and to the Knowledge of Seller no such fines by any Governmental Authority are pending or threatened.
Section 3.11   Permits.  Section 3.11 of the Disclosure Schedule sets forth a true and complete list of all material Permits held by the Company, other than (i) expired Permits and (ii) Permits exclusively related to the NewCo Assets.  All material Permits required for the Company to conduct its business as currently conducted have been obtained by it and are valid and in full force and effect, other than expired Permits which have been replaced or which are no longer required for the conduct of the Company’s business as currently conducted.  To the Knowledge of Seller, no condition exists that, with notice or lapse of time or both, would constitute a default under any such Permit or any continuing obligation under any expired Permit.  None of the representations and warranties contained in Section 3.11 shall be deemed to relate to environmental matters (which are governed by Section 3.16) (except to the extent that certain Permits listed in Section 3.11 of the Disclosure Schedule may constitute Environmental Permits), employment matters (which are governed by Section 3.17) or tax matters (which are governed by Section 3.18).
Section 3.12   Material Contracts.  Section 3.12 of the Disclosure Schedule sets forth a true, complete and correct list of each Material Contract. True and complete copies of each of the Material Contracts, including each amendment thereto, are in the Data Room. Each Material Contract is valid and in full force and effect, is legal, binding, and enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. The Company has performed all material obligations required to be performed by the Company to date under the Material Contracts, and has not violated any provision of, or committed or failed to perform in any material respect any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Material Contract. None of Seller, CORE, or the Company has received notice from any other party to a Material Contract that such party intends to repudiate, cancel, terminate, suspend performance under, or decline to renew a Material Contract.

Section 3.13   Real Property.
(a) Except as set forth in Section 3.13(a) of the Disclosure Schedule: (i) the Company has a valid leasehold interest that is in full force and effect in each lease included in the Leased Real Property; (ii) the Company’s interest in each lease included in the Leased Real Property is free and clear of all Encumbrances, except for Permitted Encumbrances; (iii) to the Knowledge of Seller, there is no pending or threatened condemnation, eminent domain, taking or similar proceeding with respect to, any of the Leased Real Property; (iv) the Company is not in material default under the Tetlin Mineral Lease and, to the Knowledge of Seller, no event has occurred which, with notice or lapse of time or both, would become a default or breach in any material respect by the Company, or would permit the termination thereof. All ad valorem taxes assessed against the Company with respect to the Leased Real Property have been timely and properly paid.
(b) The Company, subject to the paramount title of the State of Alaska, and except as set forth in Section 3.13(b) of the Disclosure Schedule or as contemplated by this Agreement, the Royalty Agreement, the Restated Royalty Agreement or the Distribution Agreement, as of immediately prior to the transactions contemplated by this Agreement and the Distribution Agreement, (i) was the holder of an undivided 100% legal and beneficial interest in the State Claims; (ii) has not granted or created any Encumbrances, other than the Permitted Encumbrances against the State Claims; (iii) has not granted any Person: (A) the right to use the State Claims or any royalty or other interest whatsoever in production from the State Claims, or (B) other than as described in this Agreement, the Royalty Agreement, the Restated Royalty Agreement or the Distribution Agreement, any back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would adversely affect the Company’s interest in the State Claims; (iv) has maintained tenure to the State Claims in good standing, including paying, in a timely manner, all Governmental Fees, timely performing qualifying amounts of eligible assessment work as required to maintain tenure in good standing and timely making all required Governmental Authority filings; and (v) has not done or omitted to do anything that might cause any of the State Claims to be liable to forfeiture or abandonment due to any failure to comply with any provisions of AS 38.05 or 11 AAC Chapter 86, and to the extent that assessment work obligations in respect of any part of the State Claims have not been met in full, has paid all Governmental Fees or received all necessary waivers or extensions and has complied with the same.
(c) Except as set forth in Section 3.13(c) of the Disclosure Schedule, the current uses of and the conduct of the business of the Company on the State Claims and the Leased Real Property comply in all material respects with all applicable Laws, including Laws in respect of any zoning and other regulations affecting the State Claims and the Leased Real Property.

(d) Except as described in Section 3.13(d) of the Disclosure Schedules, there is legal access to and from the State Claims and the Leased Real Property.
(e) Section 3.13(e) of the Disclosure Schedule sets forth a true, complete and correct list of all royalties, overriding royalties, net profit interests, and payments on or out of production in each case, by which any of the State Claims or the Company’s interest in each lease included in the Leased Real Property is burdened to the Knowledge of Seller (each, a “Royalty” and collectively, the “Royalties”).  Except as set forth on Section 3.13(e) of the Disclosure Schedule, all advance minimum royalty obligations under the Tetlin Mineral Lease have been timely and properly paid.
(f) Since its formation, except as contemplated by this Agreement, the Royalty Agreement, the Restated Royalty Agreement or the Distribution Agreement, the Company has not granted any farm-in or earn-in rights, back-in rights, rights of first refusal, rights of first offer, option rights, area of interest rights or similar rights or provisions which could affect the Leased Real Property.
(g) Neither Seller nor CORE has Knowledge of any active oil or gas operations currently being conducted by any third party on or in any of the State Claims or the Leased Real Property.
(h) The Company does not own or hold any water rights, including water leases and water supply agreements, ditch rights or other interests in water conveyance rights.  Each material Permit relating to water usage on the Tetlin Mineral Lease or the State Claims is set forth in Section 3.11 of the Disclosure Schedule.
(i) Except as set forth in Section 3.13(i) of the Disclosure Schedule, as of the Effective Date, the Real Property constitutes all of the real property owned, leased or operated by the Company.
Section 3.14   Tangible Assets.  The Company (a) has good and valid title to the material tangible assets that it owns, free and clear of all Encumbrances other than Permitted Encumbrances, and (b) has a valid leasehold interest in all material tangible assets that it leases, free and clear of all Encumbrances other than Permitted Encumbrances.
Section 3.15   Intellectual Property.
(a) Section 3.15(a) of the Disclosure Schedule sets forth a true, complete and correct list of all (i) Company Owned Registered IP, and (ii) all material Intellectual Property owned, used, filed by or licensed to the Company (the Intellectual Property described in clauses (i) and (ii), collectively, the “Company Intellectual Property”).
(b) To the Seller’s Knowledge, the Company owns or has the right to use all Company Intellectual Property necessary to conduct the business as currently conducted.
(c) To the Seller’s Knowledge: (i) the Company’s use of the Company Intellectual Property does not infringe, violate or misappropriate the Intellectual Property of any Person; and (ii) no Person is infringing, violating or misappropriating any Company Intellectual Property.

Section 3.16   Environmental Matters.
(a) Except as set forth in Section 3.16(a) of the Disclosure Schedule, (i) the Company is and has been, and its business, assets and properties, including the State Claims and the Leased Real Property and any other Real Property, are and have been owned, leased, and operated, in compliance in all material respects with all applicable Environmental Laws; (ii) none of Seller, CORE or the Company has received (1) from any Person any Environmental Claim related to the Real Property or (2) any written notice alleging that the Company is in material violation of, or is materially liable under, any Environmental Law; and (iii) neither Seller nor CORE has Knowledge of any Environmental Claim related to the Real Property.
(b) Except as set forth in Section 3.16(b)(i) of the Disclosure Schedule, the Company is in material compliance with all of the Environmental Permits listed in Section 3.11 of the Disclosure Schedule, has obtained and provided to or posted with the appropriate Governmental Authority all reclamation bonds or other surety recognized in connection therewith, all of which are listed in Section 3.16(b)(ii) of the Disclosure Schedule (the “Reclamation Bonds”), and all such Environmental Permits and Reclamation Bonds are current and in full force and effect and have not been revoked, suspended, canceled or terminated, and, to the Knowledge of Seller, no notice has been given of any threatened revocation, suspension, cancellation or termination thereof.
(c) Except as set forth in Section 3.16(c) of the Disclosure Schedule, to the Knowledge of Seller (i) there has been no material Release of Hazardous Materials by the Company in contravention of Environmental Laws with respect to the business or assets of the Company or on, at, from, or under the Real Property, and (ii) none of Seller, CORE or the Company has received a written notification, and neither Seller nor CORE has Knowledge, that any Real Property (including soils, groundwater, and surface water located on or within any such Real Property) has been the source of or subject to any Release of or contaminated with any Hazardous Material which would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Laws or the terms of any Environmental Permit held by, or any material liability to or obligation on the part of, the Company.
(d) All material environmental reports, records, sampling data, site assessments and other similar documents relating to the Real Property prepared by or for the Company are included in the Data Room.
(e) Notwithstanding any other provision of this Agreement, except for Section 3.6 (Financial Information), Section 3.7 (Absence of Undisclosed Liabilities), and Section 3.11 (Permits), the representations and warranties set forth in this Section 3.16 are the sole and exclusive representations and warranties with respect to Environmental Laws, Hazardous Materials, and other environmental matters.
Section 3.17   Employee Matters.  The Company does not have, and has never had, any employees. The Company (i) has never sponsored or maintained, contributed to, or been obligated to contribute to an Employee Plan, and (ii) has not incurred any liability that has not been satisfied in full and is not reasonably likely to incur any liability (including as a result of being an ERISA Affiliate of a person or entity) with respect to any Employee Plan.  Neither the Company nor any ERISA Affiliate has ever contributed to or been obligated to contribute to (i) a “defined benefit plan,” as defined in Section 3(35) of ERISA, that is subject to Title IV of ERISA, (ii) a “multiemployer plan,” as defined in Section 3(37) of ERISA, or (iii) a plan that is subject to the minimum funding standards under Section 302 of ERISA or Section 412 of the Code.

Section 3.18   Taxes.
(a) Except as set forth in Section 3.18(a) of the Disclosure Schedule, the Company has timely filed or caused to be timely filed (taking into account any applicable extension of time within which to file) with the appropriate taxing authorities all material Tax Returns it was required to file.  Such Tax Returns are true, complete and correct in all material respects.  All material Taxes required to be paid by the Company (whether or not shown on any Tax Return) that have become due and payable have been paid.
(b) Except as set forth in Section 3.18(b) of the Disclosure Schedule, the Company is not the subject of an audit or other examination of Taxes by any taxing authority and has not received written notification that such an audit is contemplated or pending.
(c) The Company (i) has not entered into an agreement or waiver extending any statute of limitations relating to the assessment, payment or collection of any Taxes of the Company that has not expired, (ii) is not presently contesting the Tax liability of the Company before any court, tribunal or agency, (iii) has not granted a power-of-attorney relating to any Tax matters to any Person that is currently in effect, (iv) is not the beneficiary of any extension of time within which to file any Tax Return that has not expired and (v) has not applied for or received a ruling or determination from a taxing authority regarding a past or prospective transaction of the Company.
(d) All material Taxes which the Company was required by Law to withhold or collect in connection with amounts paid or owing to any member, creditor or other third party have been duly withheld or collected and paid over to the appropriate taxing authority and all Tax Returns (including Forms W-2 and 1099) required with respect thereto have been properly completed and timely filed. The Company has no liability arising since its formation with respect to any employee withholding, payroll, or employment Taxes.
(e) No Claim, that has not been resolved in the Company’s favor, has ever been made by any taxing authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.
(f) There are no liens for Taxes (other than for Taxes not yet due and payable) on any of the assets of the Company and, to the Knowledge of Seller, there is no basis for the assertion of any Claim relating or attributable to Taxes which, if adversely determined, would result in any lien on the assets of the Company.

(g) The Company is not a party to any Tax allocation, Tax sharing or similar agreement or other agreement or arrangement with respect to Taxes that could affect the Tax liability of Buyer or its Affiliates.
(h) The Company (i) has at no time been classified as a corporation for federal Tax purposes and therefore has not at any time been a member of an affiliated group of corporations filing a consolidated federal income Tax Return or corporate group filing combined Tax Returns or similar group for state, local or foreign Tax purposes and (ii) has no liability arising since its formation for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.
(i) The Company will not be required to include any income or gain or exclude any deduction or loss from taxable income for any taxable period or portion thereof on or after the Closing as a result of any (i) change in method of accounting made prior to the Closing, (ii) closing agreement under Section 7121 of the Code executed prior to the Closing, (or in the case of each of (i) and (ii), under any similar provision of applicable Law), (iii) installment sale or open transaction disposition consummated prior to the Closing, or (iv) prepaid amount received prior to the Closing.
(j) To the Knowledge of the Seller, the Company has not participated in a “reportable transaction” as that term is defined in Treasury Regulations Section 1.6011-4.
(k) The Company has not distributed stock of another Person, or had its stock or equity interests distributed by another Person, in a transaction that was intended to be governed by Section 355 or 361 of the Code.
(l) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with another event) will result in the payment of any amount that would, alone or in combination with another payment, not be deductible by reason of Code Section 280G.
(m) The prices and terms for the provision of any property or services between the Company and any of its Affiliates are arm’s length for purposes of the relevant transfer pricing Laws and have not been determined with a purpose to obtain any reduction in Taxes or other Tax benefit, and the Company has complied with all contemporaneous documentation and disclosure requirements under applicable transfer pricing Laws.
(n) To the Knowledge of the Seller, the Company has been properly treated as a partnership or “disregarded as an entity separate from its owner” within the meaning of Treasury Regulations Section 301.7701-3(b)(1)(ii) for U.S. federal income Tax purposes and for purposes of any applicable state or local Tax that follows U.S. federal income Tax treatment regarding entity classification.
(o) Seller has paid or has made reasonable provision for the payment of any Seller Taxes that are due and owing as of the Closing Date.
Section 3.19   Insurance.  Section 3.19 of the Disclosure Schedule contains a true, complete and correct list of (a) all insurance policies covering the assets, business, equipment, properties, employees, officers and operations of the Company (the “Insurance Policies”), and (b) all material claims made against the Insurance Policies in the last three years. Except as set forth in Section 3.19 of the Disclosure Schedule, there is no claim by the Company pending under any of such Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies.  Such Insurance Policies are in full force and effect, all premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing) and the Company is otherwise in material compliance with the terms of such policies and bonds.  Neither Seller nor CORE has Knowledge of any threatened termination, cancellation, or non-renewal of, or material premium increase with respect to, any of such policies.

Section 3.20   No Expropriation.  As of the date of this Agreement, no property or asset of the Company has been taken or expropriated by any Governmental Authority, nor does Seller or CORE have Knowledge that any notice or proceeding in respect thereof has been given or commenced, nor does Seller or CORE have Knowledge of any intent or proposal to give any such notice or commence any such proceeding.
Section 3.21   Bank Accounts and Powers of Attorney.  Section 3.21 of the Disclosure Schedule sets forth a complete and accurate list showing the name of each bank, trust company or similar institution in which the Company has accounts or safety deposit boxes, the number or designation of each such account and safety deposit box and the names of all Persons authorized to draw thereon or to have access thereto and showing the name of each Person holding a general or special power of attorney from the Company and a summary of the terms thereof.
Section 3.22   Anticorruption.  No person serving as a Seller representative on the Management Committee (the “CORE Representatives”), nor, to the Knowledge of Seller, any agent, consultant, representative or other Person engaged by Seller, CORE or the CORE Representatives on behalf of the Company, has, directly or indirectly, in violation of any applicable Law (including without limitation the Foreign Corrupt Practices Act of 1977, as amended): (a) made, offered to make, or authorized any contribution, gift, bribe, rebate, payoff, influence payment, improper payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services, (i) to obtain favorable treatment in securing business, permit(s) or approval(s), or to pay for favorable treatment for business, permit(s) or approval(s) already secured or (ii) to obtain special concessions or to pay for special concessions already obtained; or (b) established or maintained any fund or other asset that has not been properly recorded in the books and records of the Company.
Section 3.23   Affiliate Transactions.  Except as set forth in Section 3.23 of the Disclosure Schedule, none of Seller, CORE, any Affiliate of Seller or CORE (other than the Company), or any CORE Representative or, to the Knowledge of Seller, any other member of the Management Committee (a) is party to any Contract with the Company, or (b) owns or has any interest in any property or right, tangible or intangible, that is used in the businesses of the Company as currently conducted.
Section 3.24   Brokers.  Except as set forth in Section 3.24 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon any agreement, arrangement or understanding made by or on behalf of Seller or the Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER AND CORE
Seller and CORE, jointly and severally, hereby represent and warrant to Buyer as follows:
Section 4.1   Organization.
(a) Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller (i) has all necessary company power and authority to own its assets and to carry on its business as conducted on the date hereof and (ii) is duly qualified to conduct its business and is in good standing in its jurisdiction of organization.
(b) CORE is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. CORE (i) has all necessary corporate power and authority to own its assets and to carry on its business as conducted on the date hereof and (ii) is duly qualified to conduct its business and is in good standing in its jurisdiction of organization.
Section 4.2   Authority and Enforceability.
(a) Each of Seller and CORE has all requisite company or corporate power, as applicable, and authority to execute, deliver and perform this Agreement and the Distribution Agreement and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Seller and CORE, as applicable, of this Agreement and the Distribution Agreement and the consummation of the transactions contemplated hereby and thereby  have been duly authorized by all necessary action on the part of Seller and CORE, as applicable, and no further action is required on the part of Seller or CORE to authorize the execution, delivery and performance by Seller or CORE of this Agreement and the Distribution Agreement and the consummation of the transactions contemplated hereby and thereby. This Agreement and the Distribution Agreement have been duly executed and delivered by Seller and CORE, as applicable, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of Seller and CORE, as applicable, enforceable against Seller and CORE, as applicable, in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.
Section 4.3   No Conflict; Consents and Approvals.
(a) The execution, delivery and performance by Seller and CORE, as applicable, of this Agreement and the consummation of the transactions contemplated hereby, do not and will not: (i) conflict with or violate the articles of incorporation, bylaws or other organizational documents of Seller or CORE; (ii) conflict with or violate in any material respect any Law applicable to Seller or CORE or the business of Seller or CORE or by which Seller or CORE or any of the assets of Seller or CORE are bound; (iii) result in any breach of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, impair Seller’s rights or CORE’s rights or alter the rights or obligations of any third party under, except as set forth in the Company LLC Agreement result in or give to others any rights of termination, suspension, revocation, amendment, or cancellation of, or acceleration of the performance required by, any Contract to which Seller or CORE is a party or by which it is bound; or (iv) result in the creation of an Encumbrance on the Purchased Interests in favor of any third party (other than Buyer), except, in the case of the foregoing clauses (i) through (iv), to the extent the same would not, individually or in the aggregate, impair or delay, or reasonably be expected to impair or delay, Seller’s or CORE’s ability to consummate the transactions contemplated hereby.

(b) Except as set forth in Section 4.3(b) of the Disclosure Schedule, no Consent from any Governmental Authority is required to be obtained or made by Seller or CORE in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby.
(c) Except as set forth in Section 4.3(c) of the Disclosure Schedule, neither Seller nor CORE are or will be required to make any filing with or give any notice, or obtain any Consent, pursuant to any material Contract to which Seller or CORE is a party or to which it is bound in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, except to the extent that the failure to make such filing or to give such notice or to obtain such Consent would not, individually or in the aggregate, impair or delay, or reasonably be expected to impair or delay, Seller’s or CORE’s ability to consummate the transactions contemplated hereby.
Section 4.4   Purchased Interests. Except as set forth in the Company LLC Agreement, the Purchased Interests held by Seller are free and clear of all Encumbrances, other than restrictions on resale or transfer under applicable state and federal securities Laws. Except for the Company LLC Agreement, neither Seller nor CORE is a party to (a) any option, warrant, purchase right or other Contract or commitment (other than this Agreement) that could require Seller to sell, transfer or otherwise dispose of any of the Purchased Interests, or (b) any voting trust, proxy, or other Contract or understanding with respect to the Purchased Interests.
Section 4.5   Litigation.  No Claim is pending or, to the Knowledge of Seller, threatened, which seeks to delay or prevent the consummation of, or which would reasonably be expected to materially adversely affect Seller’s or CORE’s ability to consummate, the transactions contemplated by this Agreement.  None of Seller, CORE or any of their assets is subject to any Governmental Order, nor, to the Knowledge of Seller, are there any Governmental Orders threatened to be imposed by any Governmental Authority that would reasonably be expected to have a material adverse effect on the ability of Seller or CORE to perform their obligations under this Agreement and the consummation of the transactions contemplated hereby or thereby.
Section 4.6   Solvency.  After giving effect to the consummation of the transactions contemplated hereby and any related transaction, each of Seller and CORE (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (b) will have adequate capital with which to engage in its business and (c) will not have incurred and will not plan to incur debts beyond its ability to pay as they become absolute and matured.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Seller, CORE or the Company.

Section 4.7   Brokers. Except as set forth in Section 4.7 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon any agreement, arrangement or understanding made by or on behalf of Seller or CORE.
Section 4.8   No Other Representations and Warranties. Except for the representations and warranties contained in Article III or this Article IV (including the related portions of the Disclosure Schedule), none of Seller, CORE, the Company or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller, CORE, or the Company, including any representation or warranty as to the accuracy or completeness of any information regarding Seller or CORE furnished or made available to Buyer and its Representatives and any information, documents or material made available to Buyer in the Data Room, management presentations or in any other form in expectation of the transactions contemplated hereby or as to the future revenue, profitability or success of the Company, or the presence of a discovery of valuable minerals on any of the Real Property, or the existence, quantity, quality, developability, recoverability, or value of any minerals or mineral products that might be found on, in or under any of the Real Property or extracted therefrom, or any representation or warranty arising from statute or otherwise in law.  NONE OF SELLER, CORE, THE COMPANY OR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, CONCERNING (I) ANY MATTER IN RESPECT OF TETLIN LAW OR (II)  IN RESPECT OF ANY OF THE NEWCO ASSETS OR ASSUMED LIABILITIES (AS DEFINED IN THE DISTRIBUTION AGREEMENT), AND ALL SUCH REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to Seller and CORE as follows:
Section 5.1   Organization. Buyer is a corporation organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer (a) has all necessary corporate power and authority to own its assets and to carry on its business as conducted on the date hereof and (b) is duly qualified to conduct its business and is in good standing in each jurisdiction in which the assets owned or leased by it or the operation of its business makes such qualification necessary, except, in the case of this clause (b), to the extent that the failure to be so qualified or to be in good standing would not reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement and the consummation of the transactions contemplated hereby and thereby.
Section 5.2   Authority and Enforceability.  Buyer has all requisite corporate or other organizational power and authority to execute, deliver, and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or other organizational action on the part of Buyer and no further action is required by Buyer to authorize the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and assuming the due authorization, execution and delivery by the other parties hereto, constitutes the valid and binding obligations of Buyer enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

Section 5.3   No Conflict; Governmental Consents and Approvals.
(a) The execution, delivery and performance by Buyer of this Agreement, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) conflict with or violate the articles of incorporation, bylaws or other organizational documents of Buyer; (ii) conflict with or violate in any material respect any Law applicable to Buyer or its business or by which such Buyer or any of its assets are bound; or (iii) result in any material breach of, constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, materially impair Buyer’s rights or alter the rights or obligations of any third party under, result in or give to others any rights of termination, suspension, revocation, amendment, or cancellation of, or acceleration of the performance required by, any Contract to which Buyer is a party or by which it is bound, except, in the case of any of the foregoing, to the extent the same would not, individually or in the aggregate, impair or delay, or reasonably be expected to impair or delay, Buyer’s ability to consummate the transactions contemplated hereby.
(b) No Consent from any Governmental Authority is required to be obtained or made by Buyer in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby.
Section 5.4   Litigation.  No Claim is pending or, to the knowledge of Buyer threatened, which seeks to delay or prevent the consummation of, or which would reasonably be expected to materially adversely affect Buyer’s ability to consummate, the transactions contemplated by this Agreement.  None of Buyer or any of its respective assets are subject to any Governmental Order, nor, to the knowledge of Buyer, are there any Governmental Orders threatened to be imposed by any Governmental Authority that would reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement and the consummation of the transactions contemplated hereby.
Section 5.5   CORE Shares. Subject to the closing of the Royal Transaction, Buyer has the sole right to be the beneficial and record owner of the CORE Shares, free and clear of all Encumbrances, other than restrictions on resale or transfer under applicable state and federal securities Laws. Buyer is not a party to (a) any option, warrant, purchase right or other Contract or commitment (other than this Agreement) that could require Buyer to sell, transfer or otherwise dispose of any of the CORE Shares, or (b) any voting trust, proxy, or other Contract or understanding with respect to the CORE Shares.
Section 5.6   Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon any agreement, arrangement or understanding, written or oral, made by or on behalf of Buyer, other than any such agreement or arrangement as would not result in any Liability to Seller or CORE.

Section 5.7   Curative Title Work.  Buyer acknowledges that the Company has undertaken certain curative title work, as described in Section 5.7 of the Disclosure Schedule, and that such curative title work has been performed in full to Buyer’s satisfaction.
Section 5.8   Investment Intent.  Buyer acknowledges that the Purchased Interests have not been registered under the 1933 Act and that the Purchased Interests may not be resold absent such registration or unless an exemption therefrom is available.  Buyer is an “accredited investor” within the meaning of Rule 501(a) of Regulation D of the 1933 Act and is acquiring the Purchased Interests for its own account, for investment purposes only, and not with a view toward distribution thereof.
Section 5.9   Non-Reliance of Buyer. Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) and assets of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose.  Except for the specific representations and warranties expressly made by Seller and CORE regarding the Company in Article III and Seller and CORE in Article IV, Buyer acknowledges that (a) none of Seller, CORE or the Company, nor any of their respective Affiliates nor any other Person has made any representation or warranty, express or implied, as to the Company, Seller, CORE or any of their respective businesses, assets, liabilities, operations, prospects, conditions (financial or otherwise), including with respect to the effectiveness or success of the Company’s, Seller’s or CORE’s operations, exploration activities or future capital raising activities and (b) no officer, agent, representative or employee of the Company, Seller or CORE has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement. Buyer specifically disclaims that it is relying upon or has relied upon any representations or warranties that may have been made by any Person except specific representations and warranties expressly made by Seller and CORE regarding the Company in Article III and Seller and CORE in Article IV.
Section 5.10   Financial Ability. Buyer’s obligations hereunder are not subject to any conditions regarding its ability to obtain financing for the transactions evidenced by this Agreement.  Buyer has sufficient cash in immediately available funds with which to pay in full the consideration due under this Agreement, consummate the transactions contemplated by this Agreement and perform its obligations hereunder.
ARTICLE VI
ADDITIONAL AGREEMENTS
Section 6.1    Public Disclosure.  No public announcement or disclosure will be made by Buyer, on the one hand, or Seller or CORE, on the other hand, with respect to the subject matter of this Agreement or any of the Related Agreements without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed); provided, however, that the provisions of this Section 6.1 will not prohibit any disclosure to the extent required by any applicable Law or stock exchange rule (in which case the disclosing Party will provide the other Party with the opportunity to review in advance of the disclosure), or to the extent any disclosure is required to be made as a result of enforcement of any right or remedy relating to this Agreement, or any of the Related Agreements.

Section 6.2   Commercially Reasonable Efforts.  Subject to the terms and conditions set forth herein, each of the Parties shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and the Related Agreements, including by executing or delivering any additional instruments reasonably necessary to consummate the transactions and to fully carry out the purposes of this Agreement.
Section 6.3   Regulatory Filings.  Each Party shall coordinate and cooperate with one another and use its commercially reasonable efforts to comply with, and refrain from taking any action that would impede compliance with, all Laws applicable to the transactions contemplated hereby and to seek all approvals of any Governmental Authority that are necessary for such Party, or as applicable the Parties, to consummate the transactions contemplated hereby.
Section 6.4   Tax Matters.
(a) Royal Gold shall prepare and timely file or cause to be prepared and timely filed with the appropriate authorities all Tax Returns required to be filed by the Company on or before the Closing Date. All such Tax Returns shall be prepared on a basis consistent with the past practice of the Company (except as otherwise required by applicable Law).
(b) Buyer shall prepare and timely file or cause to be prepared and timely filed with the appropriate authorities all Tax Returns required to be filed by the Company for all Pre-Closing Tax Periods due after the Closing Date.  All such Tax Returns shall be prepared on a basis consistent with the past practice of the Company (except as otherwise required by applicable Law) and in a manner that does not distort as between taxable periods beginning on or before the Closing Date and taxable periods beginning after the Closing Date or, as to taxable periods beginning before and ending after the Closing Date, between the periods before and after the Closing Date (e.g., by deferring deductions or accelerating income).
(c) Seller shall have the obligation to pay any Seller Taxes shown as due and payable by the Company on Tax Returns filed pursuant to Section 6.4(b) with respect to a Pre-Closing Tax Period.  Seller shall pay to the Company any such Taxes due from the Company (such payment to be made no later than three Business Days before the Company is required to file the applicable Tax Return with the applicable Governmental Authority, taking into account any extensions timely filed by the Company).
(d) For purposes of determining the amount of Taxes that are payable for a Straddle Period, the portion of such Taxes that relates to the portion of the Straddle Period treated as a Pre-Closing Tax Period shall (i) in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of the Company, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of all other Taxes, be deemed equal to the amount of Taxes that would be payable if the relevant Straddle Period ended on and included the Closing Date (at the end of the day on the Closing Date), provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.  For the avoidance of doubt, the share of the Company's income, gain, deduction and loss allocable to Seller for the portion of the Straddle Period ending on and including the Closing Date shall be determined using the interim closing of the books method under Section 706 of the Code.

(e) All transfer, documentary, filing, recording, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) imposed upon the sale by Seller to Buyer of the Purchased Interests pursuant to this Agreement (the “Transfer Taxes”) shall be borne by equally (50%/50%) by Seller and Buyer.  Seller, CORE and Buyer shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Tax Laws in connection with the payment of such Transfer Taxes.  Buyer, Seller and CORE shall cooperate to file, or cause to be filed, all necessary Tax Returns and other documentation with respect to all Transfer Taxes and shall cooperate in good faith to minimize, to the fullest extent possible, the amount of any such Transfer Taxes.
(f) The Company has in effect (or if not now in effect, will make) an election under Section 754 of the Code for the taxable year that includes the Closing Date.
(g) Buyer shall promptly pay over to Seller any refund or credit that Buyer, the Company or any Affiliate of Buyer or the Company receive after the Closing Date with respect to Seller Taxes.
(h) To the extent any approvals of Seller are required under the Company LLC Agreement to implement the provisions of this Section 6.4, after reasonable written notice to Seller as to such approvals and a reasonable time for Seller to review the approval sought, Seller shall grant such approvals.
Section 6.5   Post-Closing Actions.  On the day immediately following the Closing, Buyer and Seller agree to execute the Amended and Restated Limited Liability Company Agreement in the form attached hereto as Exhibit B.
ARTICLE VII
SURVIVAL; INDEMNIFICATION
Section 7.1   Survival of Representations and Warranties.  All representations and warranties of Seller, CORE and Buyer contained in this Agreement shall survive the Closing and continue in full force and effect (a) in perpetuity, in the case of the Seller Fundamental Representations and Buyer’s representations in Section 5.1 (Organization), Section 5.2 (Authority and Enforceability), Section 5.5 (CORE Shares), Section 5.6 (Brokers) and Section 5.8 (Investment Intent), (b) until the date that is 90 days following the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation, tolling or extension thereof), in the case of the representations and warranties in Section 3.18 (Taxes), (c) until the date that is three years after the Closing Date, in the case of the representations and warranties in Section 3.16 (Environmental Matters) and Section 3.17 (Employee Matters), and (d) until the date that is twelve (12) months after the Closing Date, in the case of all other representations and warranties, after which time such representations and warranties shall terminate (the last day of the applicable period of survival referred to in the immediately preceding sentence is referred to as the “Survival Date”).  Any Claims under this Agreement with respect to a breach of a representation and warranty must be asserted by written notice within the applicable survival period contemplated by this Section 7.1, and if such a notice is given, the survival period (including the Survival Date) for such representation and warranty with respect to the Claim asserted shall continue until the Claim is fully resolved.  All agreements, covenants and obligations contained in this Agreement shall survive in perpetuity unless satisfied earlier in accordance with their terms, and any Claims under this Agreement with respect to a breach of such agreements, covenants and obligations must be asserted by written notice within such periods.  The Parties agree that the survival period and the other limitations for the time period to bring a claim set forth in this Section 7.1 shall serve to shorten any statutes of limitation that would otherwise be applicable.

Section 7.2   Indemnification by Seller and CORE.
(a) Following the Closing, and subject to the limitations set forth in this Article VII, Seller and CORE, jointly and severally, shall indemnify, defend and hold harmless each Buyer Indemnified Party against all Losses incurred or suffered by such Buyer Indemnified Party arising out of or resulting from:
(i) any breach of or inaccuracy in any representation or warranty of Seller or CORE set forth in Article III or Article IV of this Agreement or in the certificate delivered pursuant to Section 2.4(c);
(ii) any failure by Seller or CORE to perform or comply with any covenant contained in this Agreement; or
(iii) any Seller Taxes.
(b) The Buyer Indemnified Parties shall not be entitled to recover any Losses from Seller or CORE pursuant to Section 7.2(a)(i) until the total of all Losses under Section 7.2(a)(i) incurred by Buyer Indemnified Parties exceeds US$204,500 (the “Deductible”) in the aggregate, at which point Buyer Indemnified Parties shall only be required to pay or be liable for Losses in excess of the Deductible.
(c) With respect to any claim as to which the Buyer Indemnified Parties may be entitled to indemnification under Section 7.2(a)(i), neither Seller nor CORE shall be liable for any individual Loss, or series of related Losses, which do not exceed US$15,000 (which Loss or Losses shall not be counted toward the Deductible).
(d) The Buyer Indemnified Parties shall be indemnified pursuant to Section 7.2(a)(i) with respect to all Losses to an aggregate maximum amount of US$4,090,000.

(e) With respect to any Losses for which the Buyer Indemnified Parties are entitled to indemnification pursuant to Section 7.2(a)(i), as a result of any breach of representation or warranty under Article III or the certificate contemplated in Section 2.4(c) with respect to such representations or warranties, Seller and CORE shall only be liable for their Proportionate Share of the Losses, after applying the provisions of Section 7.4.  Neither Seller nor CORE shall be liable for any Losses for which the Buyer Indemnified Parties are entitled to indemnification under Section 7.2(a)(ii) as a result of a breach of (x) Section 6.4 (Tax Matters) or (y) any other covenant contained in this Agreement, in each case, which breach arises from a failure of Seller to provide any consent required under the Company LLC Agreement.
(f) Notwithstanding anything to the contrary contained herein, the limitations described in Section 7.2(b), Section 7.2(c), and Section 7.2(d) shall not apply with respect to any Losses arising from (i) any breach of or inaccuracy in any Seller Fundamental Representation or (ii) fraud; provided, however, that the Buyer Indemnified Parties shall not be indemnified for any Losses arising from any breach of or inaccuracy in any Seller Fundamental Representation with respect to any Loss if the aggregate amount of all Losses for which the Buyer Indemnified Parties have received indemnification exceeds US$40,900,000.
(g) For the avoidance of doubt, Seller shall have no indemnification obligations with respect to any Assumed Liabilities under (and as defined in) the Distribution Agreement.
Section 7.3   Indemnification by Buyer.
(a) Following the Closing, and subject to the limitations set forth in this Article VII, Buyer shall indemnify, defend and hold harmless each Seller Indemnified Party against all Losses incurred or suffered by such Seller Indemnified Party arising out of or resulting from:
(i) any breach of or inaccuracy in any representation or warranty of Buyer set forth in Article V or in the certificate delivered pursuant to Section 2.5(d); and
(ii) any failure by Buyer to perform or comply with any covenant contained in this Agreement.
Notwithstanding the foregoing, Seller Indemnified Parties shall not be indemnified for any Losses arising from Buyer’s failure to deliver the CORE Shares pursuant to Section 2.2 with respect to any Losses in excess of US$12,146,160.
Section 7.4   Determination of Indemnification Amounts.
(a) Except in the case of fraud, no Indemnitee shall be entitled to recover any Losses that constitute punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or any damages based on any type of multiple.
(b) The amount of Losses that any Indemnitee may recover pursuant to Section 7.2 or Section 7.3, respectively, shall be reduced, on a dollar-for-dollar basis, by any amounts actually received in cash by the Indemnitee in respect of the Losses forming the basis of such claim for recovery (y) from a third party pursuant to any indemnification from such third party, or (z) under any insurance policy (net of any costs, expenses, premiums or Taxes incurred in connection therewith (including but not limited to any future increase in insurance premiums or retroactive premiums which are directly attributable to the Loss)).

(c) In determining whether there has been a breach of or inaccuracy in any representation or warranty, and in calculating the amount of any Loss with respect to any such breach or inaccuracy, all qualifications in such representation or warranty referencing the terms “material,” “materiality,” “material adverse effect”, “Seller Material Adverse Effect” or other terms of similar import or effect shall be disregarded; except that the foregoing shall not apply (i) where any such provision requires disclosure of lists of items of a material nature or above a specified threshold, (ii) to the term “Seller Material Adverse Effect” in Section 3.8, or (iii) to the defined term “Material Contract.”
(d) Each Indemnitee shall take, and cause its Affiliates to take, commercially reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto.
Section 7.5   Indemnification Procedures.
(a) As soon as reasonably practicable after a Seller Indemnified Party or a Buyer Indemnified Party (each, as applicable, an “Indemnitee”) becomes aware of any Claim that it has under this Article VII that could reasonably be expected to result in an indemnifiable Loss (an “Indemnification Claim”), and in any event within 30 days of any third-party Indemnification Claim being presented in writing to the Indemnitee by the Person making such Indemnification Claim, the Indemnitee shall give written notice thereof (a “Claims Notice”) to Seller and CORE or Buyer, as applicable (such party or parties responsible for the indemnification, the “Indemnitor”).  A Claims Notice must describe the Indemnification Claim in reasonable detail, and indicate the amount (estimated in good faith, as necessary and to the extent feasible) of the Loss that has been or may be suffered by the applicable Indemnitee.  Notwithstanding the foregoing, no delay in or failure to give a Claims Notice pursuant to this Section 7.5 will adversely affect any of the other rights or remedies that the Indemnitee has under this Agreement, or alter or relieve an Indemnitor of its obligation to indemnify the applicable Indemnitee, except (i) to the extent that the Claims Notice is delivered to the Indemnitor after the Survival Date; or (ii) to the extent that such delay or failure results in the forfeiture by the Indemnitor of rights or defenses otherwise available to the Indemnitor with respect to such Indemnification Claim or otherwise materially adversely prejudices the Indemnitor.  The Indemnitor shall respond to the Indemnitee (a “Claim Response”) within 30 days (the “Response Period”) after the date that the Claims Notice is received by the Indemnitor. Any Claim Response must specify whether the Indemnitor disputes the Indemnification Claim described in the Claims Notice.  If the Indemnitor fails to deliver a Claim Response within the Response Period, the Indemnitor will be deemed not to dispute the Indemnification Claim described in the related Claims Notice.  If the Indemnitor elects not to dispute an Indemnification Claim described in a Claims Notice, whether by failing to give a timely Claim Response or otherwise, then the amount of Losses alleged in such Claims Notice will be conclusively deemed to be an obligation of the relevant Indemnitor to the maximum extent permitted by this Article VII, and the Indemnitee shall be entitled to recover the amount of such Losses to the maximum extent permitted by this Article VII.  If the Indemnitor delivers a Claim Response within the Response Period indicating that the Indemnitor disputes one or more of the matters identified in the Claims Notice, Buyer, Seller and CORE shall promptly meet and negotiate in good faith to settle the dispute.  Buyer, Seller and CORE shall cooperate with and make available to the other party and its respective Representatives all information, records and data, and shall permit reasonable access to its facilities and personnel, as may be reasonably required in connection with the resolution of such disputes, except to the extent such disclosure is reasonably likely to, in the disclosing party’s good faith determination, materially compromise the assertion of any attorney-client privilege.  If Buyer, Seller and CORE are unable to reach agreement within 30 days after the conclusion of the Response Period, then either Buyer or Seller and CORE may resort to other legal remedies subject to the limitations set forth in this Article VII.

(b) In the event of any Claim by a third party against an Indemnitee for which indemnification is available hereunder (a “Third Party Claim”), the Indemnitor has the right to assume and conduct the defense of such Third Party Claim (at the Indemnitor’s sole expenses) with counsel selected by the Indemnitor and reasonably acceptable to the Indemnitee, which right shall be exercisable by indicating the assumption and conduct of the defense of such Third Party Claim in writing in the Claim Response; provided that (i) if the named parties to such Third Party Claim include both the Indemnitor and the Indemnitee and the Indemnitee has been advised by counsel that there could be a conflict of interest in the case of joint representation or that there may be a legal defense available to the Indemnitee that is different from those available to the Indemnitor, or (ii) for the period during which the Indemnitor has not assumed the conduct and control of such Third Party Claim in accordance with this Section 7.5(b), the Indemnitee shall be entitled to separate counsel of the Indemnitee’s own choosing whose fees and expenses shall be borne by the Indemnitor; provided further that the Indemnitor shall not be permitted to assume defense of any Third Party Claim against an Indemnitee for which indemnification is available hereunder (without the written consent of the Indemnitee) if (A) the third party claimant is seeking injunctive or equitable or similar relief that, if obtained, could be materially adverse to the Indemnitee, (B) the Claim (1) relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation, (2) involves any customers or suppliers of the Indemnitee or its Affiliates, or (3) involves a matter beyond the scope or limits of the indemnification obligation of the Indemnitor, or (C) the Indemnitor shall not have assumed the defense against the Claim in a timely fashion (but in any event within 30 days of notice of such Claim).  If the Indemnitor has timely assumed such defense as provided in this Section 7.5(b), the Indemnitee may still participate in, but not control, the defense of such Third Party Claim, but the Indemnitor will not be liable for any legal expenses subsequently incurred by any Indemnitee in connection with the defense of such Third Party Claim so long as the Indemnitor actively, diligently and in good faith defends such Third Party Claim.  If the Indemnitor does not assume the defense of any Third Party Claim in accordance with this Section 7.5(b), the Indemnitee shall continue to defend such Third Party Claim at the sole cost of the Indemnitor (subject to the limitations set forth in this Article VII) and the Indemnitor may still participate in, but not control, the defense of such Third Party Claim at the Indemnitor’s sole cost and expense.  Except with the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed), no Indemnitor, in the defense of any such Third Party Claim, will consent to the entry of any judgment or enter into any settlement thereof; provided that the Indemnitee may withhold any such consent in its sole and absolute discretion with respect to any settlement or judgment (x) if it provides for injunctive or other nonmonetary relief affecting the Indemnitee, (y) unless it includes as an unconditional term thereof the giving by each claimant or plaintiff to the Indemnitee and its Affiliates of a release from all liability with respect to such Third Party Claim or litigation, or (z) if it involves a finding or admission of any violation of Law or the rights of any Person or has an effect on any other Third Party Claims that may be made against the Indemnitee. In any such Third Party Claim, the party responsible for the defense of such Third Party Claim (the “Responsible Party”) shall, to the extent reasonably requested by the other party, keep such other party informed as to the status of such Third Party Claim, including all settlement negotiations and offers.  Each Indemnitee shall use commercially reasonable efforts to make available to the Indemnitor and its Representatives, all books, records and personnel of the Indemnitee relating to such Third Party Claim and shall reasonably cooperate with the Indemnitor in the defense of the Third Party Claim.

Section 7.6   Treatment of Indemnification Payments. All indemnification payments made hereunder shall be treated, to the extent permitted by Law, by all parties as an adjustment of the consideration hereunder.
Section 7.7   Prior Knowledge of Breach. The representations, warranties, covenants and agreements of Seller and CORE, and the Buyer Indemnified Parties’ right to indemnification with respect thereto, shall not be waived, limited or otherwise affected by reason of (a) any investigation made by or on behalf of Buyer (including by any of its Representatives) or (b) the fact that Buyer or any of its Representatives had knowledge (whether actual or constructive) that any such representation or warranty is, was or might be inaccurate or that any such covenant or agreement was or might be breached or not fulfilled (regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement).
Section 7.8   Exclusive Remedies. Subject to Section 8.7, the Parties acknowledge and agree that their sole and exclusive remedy following the Closing with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VII.  In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VII. Nothing in this Section 7.8 shall limit any Person’s rights (i) under applicable Law in connection with fraud by the other Party, or (ii) to seek and obtain any equitable relief to which any Person shall be entitled to seek pursuant to Section 8.7.
Section 7.9   Fraud. Buyer hereby acknowledges that Royal Alaska has had overall management responsibility for operations of the Company since January 8, 2015. The representations and warranties regarding the Company set forth in Article III are consistent with the representations and warranties regarding the Company set forth in the Royal Purchase Agreement, and Seller and CORE have made the representations and warranties set forth in Article III without independently verifying the accuracy thereof.  Buyer hereby agrees that it will not argue, in connection with any cause of action for fraud against Seller or CORE arising in connection with this transaction, that the fact that Seller and CORE did not independently verify the representations and warranties in Article III is evidence of their reckless indifference to the truth thereof.   Nothing in this Section 7.9 shall be construed to (a) qualify or otherwise limit any of the representations and warranties set forth in Article III, (b) limit the rights of any Buyer Indemnified Party to be indemnified by Seller and CORE to the fullest extent set forth in this Article VII in the event of a breach of a representation and warranty in Article III, or (c) limit any right that Buyer may have under Delaware law to assert that Seller or CORE committed fraud due to their actual knowledge of the falsity of any representation and warranty set forth in Article III.

ARTICLE VIII
MISCELLANEOUS
Section 8.1  Notices.  All notices, requests, claims, demands and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by electronic mail or by nationally recognized overnight courier prepaid, to the Parties at the following respective addresses:
(a)	if to Buyer, to:

Kinross Gold U.S.A., Inc.
5075 S. Syracuse Street, 8th Floor
Denver, Colorado 80237
Email:
Attention: General Counsel

with a copy to (which shall not constitute notice):

Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
Email:
Attention: Scott Hardt and Brian Boonstra

(b)	if to Seller or CORE, to:

Contango ORE, Inc.
3700 Buffalo Speedway, Suite 925
Houston, Texas 77098
Email:
Attention: Rick Van Nieuwenhuyse

with a copy to (which shall not constitute notice):

Thompson & Knight LLP
811 Main Street, Suite 2500
Houston, Texas 77002
Email:

Attention: Timothy T. Samson
Stephen W. Grant, Jr.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 8.1, be deemed given upon delivery, (ii) if delivered by electronic mail to the electronic mail address as provided for in this Section 8.1, be deemed given upon successful completion of transmission, and (iii) if delivered by overnight courier to the address as provided in this Section 8.1, be deemed given on the earlier of the first Business Day following the date deposited with such overnight courier with the requisite payment and instructions to effect delivery on the next Business Day or upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 8.1).  Any Party from time to time may change its address, electronic mail address or other information for the purpose of notices to that Party by giving notice specifying such change to the other Parties.
Section 8.2   Expenses.  Except as provided in Section 6.4(e), all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.
Section 8.3   Severability.  If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 8.4   Entire Agreement.  This Agreement, together with the Disclosure Schedule, and the other documents referred to herein which are to be made or delivered under this Agreement, constitute the entire agreement of the Parties with respect to the subject matter hereof and supersede all prior agreements, covenants, representations, warranties, undertakings and understandings, written or oral, among the Parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement shall continue to have force and effect in accordance with its terms.
Section 8.5   Assignment.  Neither this Agreement nor any of the rights or obligations hereunder may be transferred, assigned, pledged or hypothecated by any Party, by operation of law or otherwise, without the express written consent of each other Party (which consent may be granted or withheld in the sole discretion of each such Party), provided that Buyer may assign all or part of its rights under this Agreement to one or more Affiliates of Buyer without any such consent (it being understood that such assignment shall not release Buyer of any of its obligations hereunder).  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns.

Section 8.6   No Third Party Beneficiaries.  Nothing herein, whether express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except as set forth in Article VII with respect to the Seller Indemnified Parties and the Buyer Indemnified Parties.
Section 8.7   Specific Performance.  The Parties agree that irreparable damage may occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.
Section 8.8   Governing Law.  This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware without regard to conflicts of law principles that would apply the Laws of a jurisdiction other than Delaware.
Section 8.9   Jurisdiction.  If any dispute arises under this Agreement, the Parties shall first endeavor to resolve such dispute amicably.  If the Parties are unable to resolve such dispute in such manner, then any judicial proceeding brought against any of the Parties to this Agreement in connection with any dispute arising out of this Agreement or the transactions contemplated hereby (each, a “Proceeding”) shall be brought in the federal or state courts located in Denver, Colorado and, by execution and delivery of this Agreement, each of the Parties accepts the exclusive jurisdiction of such courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement.  The foregoing consent to jurisdiction shall not constitute general consents to service of process in the State of Colorado for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the Parties.  Each Party agrees that service of any process, summons, notice or document pursuant to Section 8.1 shall be effective service of process for any action, suit or proceeding in the State of Colorado with respect to any Proceeding.
Section 8.10   WAIVER OF JURY TRIAL.  EACH OF THE PARTIES WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.  EACH OF THE PARTIES HEREBY AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.
Section 8.11   No Presumption Against Drafting Party.  Each of the Parties acknowledges that each Party has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.  Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 8.12   Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or in electronic (“pdf”) format shall be effective as delivery of a manually executed counterpart of this Agreement.
Section 8.13   Amendments and Waivers. This Agreement may not be amended or modified except by a written instrument signed by each of the Parties. Any provision of this Agreement may be waived by a written instrument signed by the Party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The waiver by any Party of a breach of any provision of this Agreement or its failure to insist on strict compliance with such provision shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance.

(Remainder of Page Intentionally Left Blank)

The Parties have caused this Agreement to be executed as of the date first written above.

SELLER:

CORE ALASKA, LLC

By:	/s/ Rick Van Nieuwenhuyse
Name:	Rick Van Nieuwenhuyse
Title:	President and Chief Executive Officer

CORE:

CONTANGO ORE, INC.

By:	/s/ Rick Van Nieuwenhuyse
Name:	Rick Van Nieuwenhuyse
Title:	President and Chief Executive Officer

BUYER:

SKIP SUB, INC.

By:	/s/ Martin D. Litt
Name:	Martin D. Litt
Title:	President, Secretary and General Counsel

[Signature Page to Purchase Agreement]